Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
STEPHEN M. LEITZELL stephen.leitzell@dechert.com +1 215 994 2621 Direct +1 215 655 2621 Fax

May 30, 2013

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Re:                             Select Medical Holdings Corporation
Form 10-K
Filed February 26, 2013
File No. 001-34465

Ladies and Gentlemen:

This letter is submitted on behalf of Select Medical Holdings Corporation (the “Company”) in response to the comment raised by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 2, 2013 from Jim B. Rosenberg, Senior Assistant Chief Accountant, to Martin F. Jackson, Executive Vice President and Chief Financial Officer of the Company, regarding the annual report of the Company on Form 10-K that was filed with the Commission on February 26, 2013 (“Form 10-K”).  For your convenience, the Staff’s comment is included in this letter and is followed by the response.

Form 10-K for Fiscal Year Ended December 31, 2012.

Notes to Consolidated Financial Statements

12. Segment Information, F-35

1.                                      Refer to your specialty hospitals segment.  Please provide us with a separate analysis of your long term acute care hospitals and your inpatient rehabilitation facilities demonstrating whether or not each one represents an operating segment under ASC 280-10-50-1. If both or either represent an operating segment, provide us with your analysis demonstrating why they are included as one reportable segment under ASC 280-10. Please also provide us with an analysis demonstrating that there are no operating segments or components of an operating segment within the specialty hospitals segment that would represent a reporting unit under ASC 350-20-35 for your goodwill impairment testing.

Response:

Analysis of reportable segments under ASC Topic 280

The Company has considered the guidance of ASC 280-10-50-1 with respect to its long term acute care hospitals and inpatient rehabilitation facilities and concluded that it is appropriate to treat its long term acute care hospitals and inpatient rehabilitation facilities as one operating and reportable segment, which it refers to as the “specialty hospital segment.”

ASC 280-10-50-1 states that an operating segment is a component of a business (a) that engages in business activities from which it may earn revenues and incur expenses, (b) that has operating results that are regularly reviewed by the entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance and (c) for which discrete financial information is available.  In considering this standard, the Company has concluded that its CODM is the Company’s Chief Executive Officer (“CEO”) based on the guidance of ASC 280-10-50-5.

The Company’s CODM regularly reviews operating results and assesses the performance of, and makes resource allocation decisions with respect to, the Company’s specialty hospital segment.  More specifically, the Company’s CODM regularly reviews monthly operating reporting packages that, at a minimum, include the following information:  net operating revenues, pretax income and net income before interest, income taxes, depreciation and amortization, gain (loss) on early retirement of debt, stock compensation expense, equity in earnings (losses) of unconsolidated subsidiaries and other income (expense) (“Adjusted EBITDA”).  These reports contain information on both an aggregate and on a specialty hospital by specialty hospital basis and because the reports being received by the CODM are produced by different functional finance groups, they contain information summarized and organized in different formats.  The Company’s reporting of operating results for each specialty hospital to the CEO dates back to the inception of the Company when the current CEO held the positions of President and Chief Operating Officer (“COO”).  Assessing the performance of individual specialty hospitals and the allocation of resources to specific specialty hospitals is a responsibility and function of the Company’s COO, not the CEO.  The CEO reviews and assesses the operating performance of, and makes resource allocation decisions with respect to, the specialty hospitals as a group. The

CEO does not make resource allocation decisions with respect to the Company’s long term acute care hospitals and inpatient rehabilitation facilities as separate groups.

The financial reporting and budget information presented to the Board of Directors is presented at the segment level — specialty hospitals and outpatient rehabilitation — which is consistent with the manner in which the CODM operates the business as described above.

The Company has also evaluated its budgeting process and found that the level of budget review by the CODM is consistent with the CODM’s review and assessment of monthly financial results described above.

The Company acknowledges that there are separate discussions of long term acute care hospitals and inpatient rehabilitation facilities in its Form 10-K and other periodic reports.  The Company describes its long term acute care hospitals and inpatient rehabilitation facilities separately when providing a narrative description of its business as required by Item 101(c) of Regulation S-K, in particular when describing the applicable regulatory environment in which the business operates under the rules promulgated by the Centers for Medicare & Medicaid Services (“CMS”).  The long term acute care hospitals and inpatient rehabilitation facilities are only discussed separately in the regulatory disclosure because CMS has promulgated reimbursement regulations separately for each.  Other than with respect to these regulatory disclosures, the Company describes both its long term acute care hospitals and inpatient rehabilitation facilities together in its public filings under the heading of specialty hospitals.

Analysis of reporting units under ASC Topic 350

The Company has concluded that there are no components within the specialty hospital segment that would represent a reporting unit under ASC 350-20-35 for its goodwill impairment testing.  The Company determined its operating segments and reporting units to be specialty hospitals, outpatient rehabilitation clinics and contract therapy based upon the guidance found at ASC 350-20-35 paragraphs 33 through 38.  The Company has identified the segment manager as defined in ASC 280-10-50-7 as its COO.  The specialty hospital segment, the outpatient rehabilitation segment and the contract services segment report to the COO.  The Company has created separate centralized back-office functions aligned with each segment, such as accounting and finance, business office, clinical operations and real estate.  There is a Senior Vice President of Finance for the specialty hospital segment and a separate Senior Vice President of Finance responsible for both the outpatient rehabilitation segment and the contract services segment that report to the COO.  The COO receives discrete financial information for each specialty hospital.  In reliance upon the guidance at ASC 350-20-35-35, the Company considers the specialty hospitals in aggregate as one reporting unit because they have similar economic characteristics.  Specifically, they (i) offer similar services to a similar type of customer, (ii) provide the services in a similar manner, (iii) operate in a common regulatory environment (under the rules promulgated by CMS), (iv) contract with the same payor sources, (v) experience similar cost structures and (vi) are reasonably expected to produce similar long-term financial performance.

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If you have any questions or require any additional information concerning the foregoing, please do not hesitate to contact me at 215-994-2621.  Thank you for your cooperation and attention to this matter.

Sincerely,

Stephen M. Leitzell

cc:                                Michael E. Tarvin, Executive Vice President, General Counsel and Secretary